UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

DULUTH HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Wisconsin	001-37641	39-1564801
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

170 Countryside Drive Belleville, Wisconsin 53508
(Address of principal executive offices, including zip code)

David Loretta, Senior Vice President and Chief Financial Officer (608) 424-1544
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Report

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Introduction

Duluth Holdings Inc. (the “Company,” “us,” “we” or “our”) is a rapidly growing lifestyle brand of men’s and women’s casual wear, workwear and accessories sold exclusively through our own direct and retail channels.

The Securities and Exchange Commission (“SEC”) adopted Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule requires SEC registrants to annually disclose whether columbite-tantalite, cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (collectively “conflict minerals”) are necessary to the functionality or production of their products that they manufacture or contract to manufacture and whether those minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, including Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (collectively, the “Covered Countries”).

The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products (such minerals are referred to as “necessary conflict minerals”), excepting conflict minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined in the Rule). For products that contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the conflict minerals originated in any of the Covered Countries.  If, based on such inquiry, the registrant has no reason to believe that its necessary conflict minerals may have originated in a covered country, or if based on its RCOI the registrant reasonably believes that its necessary conflict minerals did not originate in a Covered Country or came from recycled or scrap sources, the registrant must disclose its RCOI and briefly describe the inquiry it undertook.

Product Description

During 2017, we “contracted to manufacture” certain products for which conflict minerals may be necessary to their functionality or production, including apparel, footwear, and accessories. Within these products are components that can be identified but are generally obtained indirectly from other suppliers by our direct suppliers. These components may include, but are not limited to, zippers, fabrics, buttons, snaps and buckles.

Reasonable Country of Origin

We completed a RCOI with respect to the conflict minerals. Our RCOI included the following steps:

1.

We worked with members of our product development and sourcing teams to review and determine the materials used in our products and where they were manufactured. Based on our review, we developed a list of 34 suppliers that we engage to manufacture or contract to manufacture certain of our products or portions of our products on our behalf that could contain conflict minerals that are necessary to our products’ functionality or production (“in-scope suppliers”).

2.

Our Director of Quality then provided a survey to the in-scope suppliers using the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC/GESI”) Conflict Minerals Reporting Template (“CMRT”) via electronic mail.

3.

We instructed each of our in-scope suppliers to work with their component suppliers, as applicable, to take reasonable steps and make good faith efforts to identify the conflict minerals in our products and their sources.

4.

We provided our in-scope suppliers assistance in identifying conflict minerals in our products and their sources.

5.

If responses to the CMRT were not received or incomplete, we followed up with the applicable in-scope supplier as necessary.

6.

We reviewed responses for completeness and reasonableness, followed up with in-scope suppliers via electronic mail/telephone, gathered any missing information and clarified any responses as needed.

As described in the steps above, we believe our RCOI was reasonably designed and performed in good faith to determine whether conflict minerals in our products originated in the Covered Countries. We received responses from all 34 in-scope suppliers. Based on the responses received, less than 6% of our in-scope suppliers indicated that one or more of the conflict minerals were necessary to the functionality or production of the products they supply to us.

Based on our internal procedures and follow up with our in-scope suppliers, we have no reason to believe that any conflict minerals in our products may have originated in the Covered Countries. We determined, based on our RCOI, that we did not have any further disclosure or reporting obligations with regard to conflict minerals.

A copy of the Company’s Form SD for the reporting period January 1, 2017 to December 31, 2017 is publicly available at www.duluthtrading.com under the “Investors,” “SEC Filings” tab.

Item 1.02 Exhibit

Not applicable.

Section 2 – Exhibits

Item 2.01

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DULUTH HOLDINGS INC.
Date: May 29, 2018

	By:	/s/ David Loretta
Name: David Loretta
Title: Senior Vice President and Chief Financial Officer